February 15, 2008

Mr. Brad Skinner
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.
U.S.A.                      20549-7010

Re:	Response to the Securities and Exchange Commission Staff Comments regarding MAG Silver Corp., File No. 1-33574

Dear Mr. Skinner

Further to your letter of January 30, 2008 we address the Staff’s request for additional clarification and herein provide the following written response.  For your convenience the Staff’s comments are included below and our responses are numbered accordingly.

Our responses are as follows:

Staff Comment No. 1:

In certain of your responses, you propose providing additional or expanded disclosure in your 2007 20-F or equivalent document. For each comment and item which you propose to resolve through future disclosure, provide us with a complete, detailed example of the proposed disclosure. The example disclosure should include, but not be limited to, any maps, tables or similar information.

The Company’s Response

For our 2007 Form 20F or equivalent document we believe it would be appropriate to limit our detailed mineral property disclosure to our three material properties, those being Juanicipio, Cinco de Mayo and Batopilas (also referred to as “Don Fippi”).  Accordingly examples of the intended form of such disclosure, taking into account the Staff’s comments per your letter to the Company dated December 13, 2007, is provided below.  Our other mineral properties are not material at this time and we believe detailed disclosure about them will only detract from the effectiveness of the detailed disclosure we will provide on the three properties listed above.  Summary information on the mineral properties not deemed material will be disclosed in the Company’s audited 2007 financial statements and in a general tabular format as also suggested by Staff comments.  An example of such disclosure and a table is provided later in this letter in response to Staff Comment 2.

MAG Silver Corp., Suite 328, 550 Burrard Street, Vancouver B.C., Canada V6C 2B5.
Tel. 604-630-1399  Fax. 604-484-4710   www.magsilver.com

THE JUANICIPIO PROPERTY

Certain disclosure in this section is based on a November 19, 2002 report entitled “The Geology and Exploration Potential of the Juanicipio Property, Fresnillo District, Zacatecas, Mexico” prepared by Clancy J. Wendt (“Wendt”), P.G., of Pincock, Allen and Holt, of Lakewood, Colorado; a July 6, 2006 report entitled “Independent Technical Report, Juanicipio Silver Project, Zacatecas State, Mexico” prepared by Stephen Wetherup, B.Sc., P.Geo., of Caracle Creek International Consulting Inc. of Vancouver, British Columbia; and a February 16, 2007 report entitled “Comments on the Juanicipio joint venture exploration program, Zacatecas, Mexico” prepared by David Ross, M.Sc., P.Geo., of Scott Wilson RPA, of Toronto, Ontario.

Property Description and Location

The Juanicipio Property (the “Juanicipio Property” or “Juanicipio”) is located in the Fresnillo District, Zacatecas, Mexico, approximately 6 kilometres west of the city of Fresnillo.

Juanicipio
Project Location
MAG
COAHUILA DE ZARAGOZA
103°0'0"W
DURANGO
Durango
ZACATECAS
SAN LUIS POTOSI
NAYARIT
23°0'0"N
SIERRA RAMIREZ
SELLO
LAGARTOS X
LAGARTOS V
LAGARTOS NW
LAGARTOS SE
LAGARTOS S
JUANICIPIO
LORENA
San Martin
Sombrerete
Fresnillo
F.I.M.
San Nicolas
Real De Angeles
Guanajuato
FRESNILLO SILVER TREND
Legend
MAG Property
City
Mine
Road
0 25 50 100 150 200
Kilometers

Figure 1. Juanicipio Property, Zacatecas State (roads in black, December 20, 2007)

The Juanicipio Property covers approximately 7,679 hectares (18,967 acres) and is in the northeastern part of the Sierra Valdecañas, a 13 kilometre by 30 kilometre long mountain range that lies immediately west of Fresnillo.  The property lies on the western edge of the Mexican Altiplano or “Mesa Central”.  The Altiplano is that portion of central northern Mexico lying north of the Trans-Mexico Volcanic Belt, between the Sierra Madre Oriental and Sierra Madre Occidental.

Water is abundant at depth. The Mexican Mining Law states: Article 19. Mining Concessions grant the right to:

V.  Utilize the waters emanating from the works in the mines for their exploration or exploitation, the beneficiation of minerals or substances obtained and the domestic use of personnel employed thereat;

VI. Obtain a preferential right for a concession on the mine waters for any use other than those indicated in the preceding paragraphs, in terms of the applicable law.

Power is located a few miles from the main part of the property and is available.

Accessibility

Paved highways on the eastern, northern and western sides surround the Sierra Valdecañas, with a good-quality unpaved road linking the paved roads across the southern end of the range.  This southern road is in the process of being paved.  Despite the ruggedness of the central part of the Sierra Valdecañas, access to the northeastern area, where the Juanicipio Property is located, is good.  A high quality dirt road runs about 1.5 kilometres up the Linares Canyon from the village of Presa Linares.  This provides access to the extreme northeastern corner of the Juanicipio Property.  A separate road proceeds from Fresnillo to the village of Valdecañas, and from there to a pass that allows access to Linares Canyon, some 4 kilometres south of the village of Presa Linares.  Despite this road access, principal access to the bulk of the area of maximum interest is by foot.  One major drill target should be accessible from existing roads; others will require road building up Linares Canyon.  The routes for these roads have already been approved by the Mexican environmental agency.

Ownership

Pursuant to an agreement dated July 18, 2002 as amended December 19, 2002 between Lagartos and Ing. Martin Bernardo Sutti Courtade I (“Sutti”), of Zacatecas, Mexico (the “Juanicipio Agreement”), Sutti granted to the Company’s Mexican subsidiary Lagartos an option (the “Juanicipio Option”) to acquire a 100% interest in the Juanicipio Property in exchange for cash payments and a work commitment.  Sutti subsequently assigned his interest to Minera Venus, S.A. de C.V.

Minera Venus, S.A. de C.V. was owned as to 99% by Lexington Capital Group Inc. and as to 1% by attorney Jose Ruiz Lopez. Lexington Capital Group Inc. was owned as to 100% by Strategic Investments Resources Ltd.  Pursuant to a stock purchase agreement dated May 29, 2003 between the Company and Strategic Investments Resources Ltd., on July 16, 2003, for consideration of US$250,000 and 200,000 Common Shares of the Company at a price of $0.90 per share for a deemed value of $180,000, the Company acquired 100% of the issued shares of Lexington Capital Group Inc., thereby acquiring 99% ownership of the Juanicipio Property (with the remaining 1% later being transferred to the ownership of a director of the Company in trust).  The Company subsequently merged and amalgamated Minera Venus, S.A. de C.V. into Lagartos, wound up Lexington Capital Group Inc. and terminated the Juanicipio Agreement, thereby eliminating its obligations under the original Juanicipio Option to make any further option payments, fulfill any further work commitments or pay any royalty.

Pursuant to a letter of intent dated March 17, 2005 and a formal agreement effective July 1, 2005 (the “Agreement”) with Industrias Peñoles, S.A. de C.V. (“Peñoles”), the Company and Lagartos granted to Peñoles or any of its subsidiaries an option to earn a 56% interest in the Juanicipio Property in Mexico in consideration for Peñoles: (a) conducting US$5,000,000 of exploration on the property over four years as follows: (i) minimum US$750,000 in year 1, including a minimum of 3,000 metres of diamond drilling; (ii) US$1,000,000 in year 2; (iii) US$1,250,000 in year 3; and (iv) US$2,000,000 in year 4; and (b) Peñoles purchasing US$500,000 of Common Shares of the Company within 30 business days after the Agreement becomes effective at a price calculated based on the average closing price of the Company’s Common Shares for the 10 trading days prior to the purchase; and (c) Peñoles purchasing US$500,000 of Common Shares of the Company within 30 business days after the first anniversary of the execution of the Agreement, taking into account the average closing price of the Company’s Common Shares for the 10 trading days prior to such purchase.

At December 31, 2007, Peñoles had met all of the earn-in requirements of the Agreement.  Delineation, exploration and geotechnical drilling continues on the property at the time of writing.

In December 2007 the Company and Peñoles created an operating company named Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”) for the purpose of holding and operating the Juanicipio property.  Minera Juanicipio is held as to 56% by Peñoles and 44% by the Company.  Prior to December 31, 2007 all mineral rights and surface rights relating to the Juanicipio project held by the Company or Peñoles were ceded into Minera Juanicipio.  At the time of writing Minera Juanicipio is operated according to the terms and conditions of the original 2005 Agreement.  All costs relating to the project and Minera Juanicipio will be shared by the Company and Peñoles pro-rata on their ownership interests in Minera Juanicipio.

For its interests in the Juanicipio property, to December 31, 2007 the Company had incurred to its own account $919,458 in acquisition costs, consisting of $486,125 in cash and $433,333 for the issue of 366,667 common shares, and exploration costs of $2,230,216.

History

The Juanicipio Property has seen sporadic, small-scale prospecting by unknown individuals over the last several hundred years, but has seen no production.  Previous work by Sunshine Mining and the Consejo de Recursos Minerales (the Mexican Geologic Survey) has produced geologic maps, geochemical data bases, alteration and geologic maps, geophysical maps, Landsat images, topographic and structure maps.

Geological Setting

District Geology

The Fresnillo District section consists of the lower Cretaceous rocks composed of calcareous graywacke with interbedded shales and limestones.  The limestones are unconformably overlain (perhaps in overthrust contact) by the Chilitos Fm., composed of marine andesitic volcaniclastic sediments, andesite tuffs and flows, and mafic intrusive bodies.  The section is capped by the Tertiary basal conglomerates and volcaniclastics and overlying rhyolite ash-flow tuffs.  Everything older than the Fresnillo Fm. is intruded by andesite dikes and a quartz-monzonite porphyry. The pre-Tertiary section has been folded, tilted (N55W, 30SW) and complexly thrusted.

Juanicipio Geology

The stratigraphy of the Juanicipio area is very similar to that of the adjacent Fresnillo District. The (apparently) oldest rocks seen to date at Juanicipio are fragments of graywacke seen on dumps in the Cerro Colorado area.  These appear similar to the upper Valdecañas graywackes of the Proaño Group seen in the main portion of the Fresnillo District.

The next oldest rocks are thinly bedded calcareous shales (lower) and andesitic volcaniclastic rocks. These rocks are poorly resistant to weathering and crop out sparingly beneath materials sloughed off the bold outcrops of volcanic rocks along Linares Canyon and at Piedras.  The uppermost surface of the Chilitos is an irregular unconformity, locally marked by deep weathering.  This surface is buried by Tertiary volcaniclastic paleo-alluvium, surface debris, and a variety of tuffs welded and unwelded.

Environmental Surveys

The only environmental surveys done on the Juanicipio Property are those required for drill permitting.  These surveys involve preparing inventories of floral and faunal species and assessments of the impact of road building for drilling.  Drilling permits were granted to Sunshine Mining by SEMARNAT on the basis of these studies.  The permits have been regenerated in the name of Lagartos. With the signing of the agreement with Peñoles, the permits are now issued and are under the review of Peñoles.

The only surface disturbances on the Juanicipio are small prospect pits from which there has been no production.  Reconnaissance coverage indicates that there are no inherited environmental liabilities from these disturbances.

At present the construction of drill roads and drill pads are the only disturbances found at Juanicipio and an active program of road reclamation is being conducted by the operator Peñoles under the auspices of SEMARNAT and the Mexican National permitting process.

Mineral Resources and Reserves

Prior to drilling in 2003 and 2004 no silver, gold or base metal mineralization had been documented on the Juanicipio Property, only the extensive advanced argillic alteration and silicification of the Tertiary volcanic and volcaniclastic rocks, which alluded to mineralization at depth. Drilling by the Company during its 2003 and 2004 drilling campaign directed toward NSAMT delineated structures changed this when it encountered significant high-grade Ag (Au) and Pb-Zn-Ag mineralization at depth.

Mineralization observed in the drill core consists of either base metal sphalerite-galena veins or precious metal, banded or brecciated quartz-pyrargyrite-acanthite-polybasite-galenasphalerite veins. Alteration in the shale or greywacke host rock is limited to silicification, weak pyritization, and weak clay alteration. Within a metre of the veins silicification and disseminated sulphide minerals increase significantly (generally pyrite-sphalerite-galena).

The silver rich veins encountered in holes JI03-01 and a wedge off of hole JI03-01 (JI03-01A) averaged approximately 6.9 g/t Au, 467 g/t Ag, 0.1% Zn over 2.99 metres including 10.9 g/t Au and 689 g/t Ag over 2.00 metres and 0.7 g/t Au, 401 g/t Ag, 0.1% Pb over 1.7 metres respectively. These veins display several stages of brecciation and quartz sealing, local rhythmic microcrystalline quartz-pyrargyrite banding on the millimetre scale and open-space cox-comb textures and vugs. In hole JI03-01, the drill encountered a sizeable void probably about 1-1.5 metres in width when it reached the mineralized vein which demonstrates the extensional nature of these structures. Of particular interest is the amount of gold contained in these intersections (6.8 g/t and 0.7 g/t) as well as in the Pb-Zn veins as gold is not common in the veins near Fresnillo and when present (Santo Niño Vein) is usually low (i.e. <0.5 g/t Au).

In late 2005, Peñoles discovered high-grade silver-gold mineralization in the Valdecañas Vein when Hole 16 intercepted 1,798 g/t Ag, 2.91 g/t Au, 3.43% Pb, and 5.51% Zn over 6.35 m. Since then, Peñoles obtained the permitting for definition drilling and road construction and has completed 10 diamond drill holes on the Valdecañas Vein discovery. The mineralization is now known to strike for more than 350 m, extend from 300 metres to 650 metres below surface for an approximate down-dip distance of 450 metres. Mineralized intercepts range from 1.0 metres to 12 metres  core length. True thickness is estimated to range between 0.7 and 10.0 metres. The amount of gold in the system appears to be higher than other mines in the district.

Significant progress was achieved on the Juanicipio Property in 2007. Hole GD returned a core length of 21.1 metres (16.2 metres true width) grading 1,175 grams per tonne (g/t) silver (34.3 ounces per ton (opt)), 3.66 g/t gold and 13.56% lead/zinc Hole GC returned a core length of 6.45 metres (5.85 metres true width) grading 1,634 grams per tonne (g/t) silver (47.7 ounces per ton (opt)), 0.52 g/t gold, 3.02% lead and 4.75% zinc. Hole GC has intersected the Valdecañas Vein 110 metres up-dip from Hole GD.

Hole GB, on the most westerly section drilled to date, intersected the Valdecañas Vein near the top of the silver/gold zone almost 40 metres up-dip from Hole GC. This intercept returned a core length of 2.90 metres (2.73 metres true width) grading 317 grams per tonne (g/t) silver (9.20 ounces per ton (opt)), 1.90 g/t gold, 2.13% lead and 3.69% zinc. This includes a one metre section grading 581 g/t Ag, 5.6% Pb and 7.6% Zn.

Hole GA intersected the Valdecañas Vein almost 115 metres up-dip from Hole GB. Hole GA returned a core length of 7.35 metres (6.0 2 metres true width) grading 562 grams per tonne (g/t) silver (16.4 ounces per ton (opt)), 0.55 g/t gold, 0.80% lead and 1.92% zinc. This includes a 3.0 metre (2.46 metres true width) section grading 1,048 g/t (30.6 opt) silver, 1.18 g/t gold, 1.75% lead and 2.23% zinc.

Hole UE intersected a core length of 10.45 metres (10.09 metres true length) of 28 g/t (0.82 opt) silver, 0.48 g/t gold, 0.19% lead and 0.41% zinc. Included in this intersection is a 3.0 metre zone of 57.9 g/t (1.69 opt) silver, 1.01 g/t gold, 0.39% lead and 0.68% zinc. Hole UE lies on the eastern property boundary and projects from the joint venture property onto Peñoles held property.

In July 2007 the Company and Peñoles announced that Peñoles had purchased more land covering the Juanicipio Project in Zacatecas State, Mexico. Peñoles paid the surface owners USD$1,435,681 for the purchase of this additional land and this cost was applied to their earn-in requirements under the terms of the Juanicipio Joint Venture Agreement. This new land purchase is located to the west of the Valdecañas Vein Discovery and ties directly to the west of the land purchased for USD $1,469,648 last year and announced in August 30, 2006. Combined with the 2006 purchase, the joint venture now has uninterrupted coverage of 4.5 kilometres of the strike projection of the Valdecañas Vein from east to west.

These land purchases will became assets of a new company, named Minera Juanicipio, established to own and operate the Juanicipio Joint Venture. The process to formalize and register this company was finalized on Friday December 21, 2007. MAG and Peñoles will be joint owners (through 100% owned subsidiaries) of this company with MAG having a direct 44% interest and Peñoles having a direct 56% interest.

At December 31, 2007 the Valdecañas Vein remains at an early definition drilling stage.  No data has yet been generated from which to estimate resources and reserves. Exploration drilling continues on the greater Juanicipio property area. By the end of 2007 approximately 28,000 metres of definition drilling were completed on the Valdecañas silver / gold vein discovery.

Interpretation and Conclusions

Valdecañas lies 2.5 kilometres southwest from the principal production San Carlos Vein and 2.5 kilometres northwest from the Saucito Vein, currently undergoing preproduction development with construction of a 600 metres shaft and a 2,200 metre decline. Geologically and mineralogically the Valdecañas vein has affinities to the Santo Niño Vein, at one time the principal production vein at Fresnillo.

The drilling to date clearly demonstrates that Valdecañas is a low-sulphidation vein typical of the Fresnillo District. However, the Valdecañas and the Juanicipio Veins (discovered by MAG in 2003), contain significantly higher gold grades (2-4 grams gold per tonne) than the average veins (0.5 grams gold per tonne) in the principal production parts of the district. Mineralization observed in drill core consists of precious metal rich, banded or brecciated quartz-pyrargyrite-acanthite-polybasite-galena-sphalerite veins. The Valdecañas vein has undergone multiple mineralizing events as evidenced by various stages of brecciation and quartz sealing, local rhythmic microcrystalline quartz-pyrargyrite banding and open-space cox-comb textures and vuggy silica. The vein exhibits the characteristic metal zoning of the principal veins at Fresnillo, observed as a change from silver and gold rich zones at the top to increased base metals in the deeper intersections. Notably, the gold rich mineralization cuts across the silver rich zones, which in turn cut earlier base-metal dominant stage indicating complex multi-stage mineralization combining stages seen separately in other parts of the district.   Overall, the precious metals rich zone has an interval of 350 metres in vertical height, which is typical of major producing veins in the district although it lies slightly lower in elevation than the comparable precious metals zones being mined elsewhere in the district. Within ten to twenty metres of the vein, the wall rocks are progressively pervasively silicified and cut by quartz veinlets carrying pyrite-sphalerite-galena sulphide minerals. Alteration in the volcanoclastic /sedimentary host rock farther away from the vein is characterized by weak pyritization, moderate clay alteration, and calcite veining.

Work Program

Drill Targets

Six major target structures were identified and were drilled by the Company in 2003 in a Phase I program. The Company conducted a seven hole, 6,146.16 metre drill program in 2003 and a two hole, 1,448.41 metre program in 2004.

The 2003 drilling results confirmed that Fresnillo style silver and gold rich mineralization continued into Juanicipio and indicated that the exploration techniques and exploration model being used was indeed correct. In 2004, MAG drilled two additional diamond drill holes on targets generated by the 2003 drilling results.

In late 2004 MAG was approached by Peñoles who expressed a keen interest in the formation of a joint venture with the Company on the Juanicipio Property. MAG elected to pursue this proposal with Peñoles because of their strong interest and valuable understanding of the Fresnillo Silver Camp. Working closely with Peñoles would be beneficial to MAG and its property holdings in the district.

Exploration over the six years prior to 2005 by Peñoles in the Fresnillo District had focused on tracing the discovery of a series of new gold-silver-rich veins to the west of the mine area. Peñoles has also been expanding production at the Fresnillo mine with the recent development of the high-grade silver San Carlos vein system. Peñoles’ current exploration campaign resulted in the “Saucito” silver-gold vein discovery lying near the eastern boundary of the Juanicipio Property. The Company’s 2003-2004 exploration drilling intersected several vein structures with significant silver and gold values lying along the projection of the Saucito vein group. The initial joint venture exploration effort focused on testing the Juanicipio Property for new veins comparable to the new discoveries at Fresnillo/Saucito by Peñoles.

A formal agreement with Peñoles was signed with an effective anniversary date of July 1, 2005 (see “Ownership” description above in the section).

Exploration work by Peñoles was initiated in August 2005 and by the end of 2005 Peñoles had completed 7 diamond drill holes for a total of about 7,562 metres of drilling.  In early 2006 the Company announced that a new, high grade silver/gold vein had been intersected in two holes at Juanicipio.  On May 9, 2006 the Company announced that Peñoles was commencing further exploration drilling on the Juanicipio project in an area 1.8 kilometres west of the new discovery.  In August 2006 the Company announced that Peñoles had purchased the surface rights to an area covering the projection of the new discovery for approximately US$1.4 million.  Subsequent to the land purchase drilling commenced on the “Valdecañas Vein” in October and by year end 2006 Peñoles had drilled another 10,758 metres and completed a total of US$3.36 million in exploration expenditures.  Assay results released in November 2006 through early 2007 for this drilling have confirmed that the Valdecañas vein is a significant high grade silver-gold vein discovery.

By year end 2007 Peñoles had drilled a further 28,000 metres on the project and purchased additional surface rights at a cost of USD$1,435,681.  By mid 2008 Peñoles is expected to have completed sufficient drilling to provide the basis for a resource calculation measured in terms of tonnes and grade. Other work commenced or completed in 2007 included preliminary metallurgical studies; rock mechanic studies; mineralogical and fluid inclusion work; a 400 line kilometre airborne magnetic and electromagnetic survey and 3D modeling of the Valdecañas vein.

To December 31, 2007 the Company has invested $9,174,692 on the Juanicipio property and contributions to Minera Juanicipio.  After accounting for cost recoveries of $2,509,553 and a foreign currency translation adjustment of $716,778 a net investment of $5,948,361 has been recorded by the Company at year end.

Work Program for 2008:

For the coming year 24,000 metres of drilling are proposed on the Juanicipio Property at a cost of US$1,320,000. An additional $78,750 has been earmarked for geology and $25,000 for miscellaneous expenditures.

Drilling will continue to be directed to the delineation of the Valdecañas Vein.  Work will begin to test the Juanicipio Vein located 1.0 kilometre to the south of Valdecañas. Exploration will also focus on new areas in the search for other deeply buried veins on the Juanicipio property.

There will be a mminimum of 4 drills operating initially on sections G, Q, O, U and I.  There are plans to address drilling at VP-2 (west fence), a deep hole GE (down dip of GD) and review potential in area of JU-03-08 with the view to drilling. Metallurgical sampling and testing is ongoing.

The work will be conducted on the Minera Juanicipio joint venture by Peñoles, the majority partner.

The following budget has been approved by the Company for funding it’s 44% of this additional work:

JUANICIPIO EXPLORATION	Units	Cost	Total

Land / Payments / Tax	x	x	5,283.30
Geology	175.00	450.00	78,750.00
Geophysics			0.00
Geochemistry			0.00
Trenching / Roads			0.00
Labour/ Contract			0.00
Drilling	24,000.00	125.00	1,320,000.00
GIS/Map/Processing			0.00
AEM			0.00
TOTAL			1,404,033.30

THE CINCO DE MAYO PROPERTY

Property Description and Location

Cinco de Mayo is a 5,000 hectare Carbonate Replacement Deposit ("CRD") prospect located in Chihuahua State. It occurs proximal to the highly favourable western edge of the Chihuahua trough which hosts several large (all greater than 25 million tonnes), operating mining districts including Naica, Santa Eulalia and Bismarck.

Cinco de Mayo is one of MAG’s four Carbonate Replacement Deposit Style properties and is located in Northern Chihuahua State, Mexico. Carbonate Replacement Deposits (CRD’s) are the second largest contributor of Mexico’s historic silver production, almost 40% after epithermal veins.

At Cinco de Mayo the regional story is very strong: the project lies on the western bounding fault of the Chihuahua Trough which hosts major CRDs like Santa Eulalia (MAG’s Guigui Property), Naica, San Pedro Corralitos and Terrazas. This gives rise to a thick carbonate section to host mineralization and a major regional zone of weakness for both ground preparation and intrusive emplacement.

MAG
CINCO DE MAYO PROJECT LOCATION
Legend
MAG Property
City
Mine
Road
UNITED STATES OF AMERICA
El Paso
Cuidad Juarez
Rio Grande
Bismark
31°0'0"N
CINCO DE MAYO
CENTRAL BELT
BASIN AND RANGE
Ojinaga
SONORA
16
Santa Eulalia
GUIGUI
Chihuahua
BASIN AND RANGE
16
Basaseachic
WESTERN SIERRA MADRE
Naica
45
COAHUILA
Cuidada Jimenez
Parral
San Francisco del Oro
Hidalgo del Parral
BATOPILAS
Gulf of California
SINALOA
DURANGO
SIERRA RAMIREZ
N
W
E
S
0 25 50 100 150 200 250
Kilometers

Figure 2. Cinco de Mayo, Chihuahua State, Location Map (December 20, 2007)

Accessibility

The property is located approximately 80 kilometres north of the city of Chihuahua. Major highways lead to the town of Benito Juarez, from there dirt roads and tracks lead to the property. Year round access is good.

Ownership

Pursuant to an arm’s length agreement (the “Cinco de Mayo Agreement”) dated as of April 15, 2004 among the Company, Lagartos and Cascabel, Cascabel granted to Lagartos an option (the “Cinco de Mayo Option”) to acquire a 100% interest in the 23,928 hectare (59,125 acre) Cinco de Mayo property (the “Cinco de Mayo Property”), subject to a 2.5% net smelter returns royalty.

During the year ended December 31, 2005, the Company and Cascabel amended the terms of the original Cinco de Mayo Agreement.  Under the amended terms, half of each of the remaining property payments totalling US$775,000 due on or before July 26, 2009 may be paid in Common Shares at a deemed price per share equal to the average trading price of the Company’s Common Shares for 30 calendar days prior to the date of the payment.  To that end the Company paid cash of US$62,500 and issued 30,840 Common Shares (2005 – US$37,500 and issued 59,830 Common Shares) for the property payment due July 26, 2006.  For the property payment due July 26, 2007 the company paid cash of $175,000.

This early stage property is held 100% by the Company.

To December 31, 2007 the Company paid US $300,000 in cash, issued 165,670 common shares at a value of $266,630 Cdn and completed $2,775,679 Cdn in exploration costs.

History

The acquisition of this property evolved from a review of data collected during 15 years of systematic exploration and a study of the geologic characteristics of the CRDs prospects in Chihuahua by Dr. Peter Megaw and Cascabel. This compilation revealed key features that set the important CRD systems like Santa Eulalia, Naica, Bismark, and San Pedro Corralitos apart from the numerous small CRD showings and Mississippi Valley Deposits that occur elsewhere in the region. There is virtually no outcrop at Cinco de Mayo save for the prominent range-front jasperoid outcrops and a narrow limestone ridge containing two small historic mines.

Regional Setting

CRDs form a spectrum ranging from stock contact skarns, through dike and sill contact skarns and massive sulphides, to massive sulphide chimneys and mantos, with large systems ranging from 25 to 100 million tons of high-grade ores. Mexico’s CRDs occur along the intersection of the Laramide-aged Mexican Thrust Belt and the Tertiary volcanic plateau of the Sierra Madre Occidental, a zone where structurally prepared carbonate host rocks were invaded by metals-rich intrusive bodies.

Local Geology

The Sierra Cinco de Mayo is an elongate limestone ridge, about 1 kilometre wide and 4.5 kilometres long flanked by broad alluvium mantled valleys.  PEMEX data and outcrop reconnaissance indicate that the alluvial cover is very thin and that a very thick section of favourable carbonate host rocks lies immediately beneath the cover. The ridge is cut by NE-SW and NW-SE structures that host both mineralization and metal-bearing jasperoid alteration.  Little is known of the historic mining at Cinco de Mayo, but there are two old mines on the property that probably produced small amounts of high-grade silver and base metal ores.  The jasperoids were the focus of a systematic mapping and sampling program for a competitor in 1998. This program revealed a number of geochemical “hot-spots” along certain structural corridors leading towards the adjacent covered areas that are in turn underlain by highly favourable host rocks.

Locally, there is abundant evidence that the western bounding fault of the Chihuahua Trough has functioned more recently as a major shear zone, with strands passing along the immediate flanks of the north-northwest-elongate Cinco de Mayo Ridge. At Cinco de Mayo, there are numerous mineralization and alteration occurrences associated with this fault. These include the prospects Abundancia, Celia and Orientales and a host of unnamed occurrences dominated by ferruginous jasperoids with strongly anomalous Pb-Zn-Ag-As (Au) signatures, particularly along the ridge.

Environmental Surveys

No surveys have been conducted to date.

Mineral Resources and Reserves

The property is in the exploration phase. Reserve estimates have not been calculated.

Exploration Program

Exploration work in the covered areas is largely “blind” and necessitates using geochemical and geophysical techniques to trace mineralization beneath this thin cover.  The mineralization is known to contain magnetic pyrrhotite, indicating that airborne or ground magnetics may be useful.  NSAMT geophysics may also be useful in delineating deeper structure and various soil-geochemical prospecting tools will be employed to locate mineralization centers.

MAG began preliminary regional geologic mapping and sampling at Cinco de Mayo in mid-2004.  Unfortunately, unusually heavy summer and fall rains deluged the region, washing out dams and cutting road access to the property.

The work program continued in early 2005 with MAG executing an orientation biogeochemical survey that revealed strong linear zinc and copper anomalies along trend from strongly anomalous structures exposed in limited outcrop.  These results were encouraging enough to justify a 30 line-kilometre NSAMT geophysical survey testing historically exploited mineralization, geological features identified in nearby outcrop and through cover utilizing a biogeochemical survey.  Additional biogeochemical sampling, both expanding on the strongest anomalies revealed by the orientation survey and coincident with each NSAMT detector point, accompanied the NSAMT survey.

MAG also claimed approximately 2,500 hectares of open ground to the north of its original land package under option along a major regional fault zone revealed through detailed satellite image analysis.

MAG’s 2006 drill program at Cinco de Mayo once again moved a project from a conceptual model to drilling new lead, zinc and silver mineralization.  The area of the program is a broad valley covered by recent soils (alluvial), so all of the targets drilled were buried (blind) geophysical and geochemical anomalies that were consistent with our exploration model.

MAG conducted 45.1 line kilometre of NSAMT surveys on lines running northwest parallel to the Cinco de Mayo ridge and northeast across the ridge and parallel to the outcropping jasperoid vein swarms. In general the NSAMT data show a great deal of “texture” that is consistent with the regional understanding and with the details of our exploration model. The data show a profound northwest-southeast linearity and strong “electrical” contrasts along the northeast-southwest lines.

MAG has also completed a major biogeochemical sampling program. Copper and zinc show the best definition, revealing a strong anomaly to the northeast of the manto mineralization located on the nearby ridge and apparent linear patterns in the anomalies that line up with the jasperoid vein swarms. In general, the biogeochemistry shows the strongest and most coherent anomalies at the north and south ends of ridge, especially on its northeast flanks (where there are also more prospect pits). There are also a series of anomalies on the SW side of the ridge that correspond closely with jasperoid veinlet swarms.

MAG contracted a 450 line kilometre airborne magnetic and electromagnetic survey which was completed in late 2006.  The results are considered very significant and will guide further drilling in 2007 when integrated with previous work and the recent drill information.

In combining the geological, geochemical, biogeochemical, geophysical data and interpretations MAG developed a series of drill targets.

The results from the first 9 holes (3,975 metres) drilled at Cinco de Mayo were very noteworthy. Six of the nine holes were drilled over a strike length of 2.0 kilometres along a very prominent NW trending fault zone that cuts strongly folded massive limestone and limestone-rich sedimentary rocks.  Structurally controlled replacement style massive to semi-massive sulphide mineralization occurring within broad mineralized and altered zones was intercepted in all six of the holes. Mineralization is open in all directions. At least trace mineralization was encountered in the remaining 3 holes.

The intersections occur within broader zones of dispersed lead, zinc and iron sulphides developed in the surrounding sedimentary rocks.  For example, the intercept in Hole 7 occurs within a 65 metre wide zone of stringer and dispersed lead and zinc sulphides. In addition, Hole 09 intersected over 68 metres of strong hornfels (alteration related to an igneous heat source) with widespread associated dispersed and veinlet zinc and lead sulphide mineralization. Hole 09 lies at the northernmost end of the 2 kilometre long drilling pattern and was drilled on a geophysical anomaly detected in the initial processing of a 450 line kilometre airborne electromagnetic and magnetic survey. This structure can be traced for kilometres in either direction with this detailed magnetic survey. Significantly, intersecting hornfels in the Hole 09 airborne survey anomaly suggests that buried mineralization-related igneous heat sources can be detected geophysically, which will be a valuable ingredient in focusing ongoing exploration programs.

Early systematic regional exploration work and the results of this first phase drill program clearly show that Cinco de Mayo has many geological and mineralogical characteristics in common with the largest CRDs in Mexico.

The Company has announced assay results from the 2007, 12 hole, 6,316 metre program completed late last year on the Cinco de Mayo property.  The highlight from this program of widely spaced holes was Hole 07-20 which intersected 6.8 metres (estimated true thickness) of galena and sphalerite-rich massive sulphides grading 254 grams per tonne (g/t) (7.4 ounces per ton (opt)) silver, 6.4% lead and 7.0% zinc. This includes a compositionally distinct interval, 2.12 metres thick, grading 512 g/t (15.9 opt) silver, 12.15% lead and 13.10% zinc.

The first two 50 metre step-outs from this intercept have been drilled and have also intersected mineralization in the same relatively flat-lying structure. Hole 08-22, a 50 metre down-dip offset, hit 7.1 metres of multi-stage massive sulphide breccia cut by calcite veins. Hole 08-23, a 50 metre offset to the northwest, hit 0.85 metres of banded massive sulphides. Assays for both are pending. All three intercepts lie at about 400 metres vertical depth and appear to define a coherent massive sulphide manto ("blanket") developed within a low-angle fault cutting strongly folded limestone. Textural evidence for multiple mineralization stages is strong. Mineralization is open in all directions, and two rigs are currently drilling systematic 50 metre offsets of these holes to define the axis of maximum thickness of the manto and trace it towards its source.

Hole 07-21, drilled nearly 1 kilometre to the southwest of Hole 07-20 (and started before Hole 07-20 reached massive sulphides) tested the down-dip projection of prominent exposures of shallow northeast-dipping gold and silver-bearing iron rich jasperoid that is exposed for 4 kilometres along the front of the adjoining range. At roughly 150 metres vertical depth, this hole intersected 15 metres of altered limestone, which contained a 1.0 metre thick zone grading 684 g/t silver (20 opt) with minor base metals. Hole 07-14 drilled 1,300 metres to the southeast from Hole 07-21 also tested the projection of the jasperoid zone and reported 3.22 metres of 94 g/t silver (2.74 opt) and 0.23% lead and 1.03% zinc in gossan.

The intercepts in Holes 21 and 14 fall on the up-dip projection (over 1,000 metres) of the sulphide manto intersected in Holes 20, 22 and 23, indicating that the sulphides, silver-infused limestone of Hole 07-21, and jasperoid outcrops all occur within the same low-angle fault zone. Notably, this alteration to mineralization transition is similar to that seen in the distal fringes of several important silver, lead and zinc rich massive sulphide districts of the region (Carbonate Replacement Deposits, "CRDs"). There are several other textural, structural and mineralogical characteristics present to indicate we have a very large CRD system present at Cinco de Mayo.

There is virtually no outcrop at Cinco de Mayo save for the prominent range-front jasperoid outcrops and a narrow limestone ridge containing two small historic mines. Exploration is guided by MAG's CRD exploration model and an airborne magnetic survey that revealed a number of prominent linear anomalies and prominent magnetic lows that are being systematically drilled. The new mineralization reported in this release lies along a very strong north west-trending magnetic anomaly that runs over 3,000 metres through Hole 07-20 to the southeast to previously reported sulphide-rich and hornfels intercepts. Numerous geophysical targets lying along this trend to the northwest, and along parallel and intersecting trends elsewhere in the district, remain to be drilled.

Despite the extensive alluvial cover and limited drilling, the Company has now cut significant mineralization within a laterally traceable low-angle structural host over more than 8 square kilometres. The drill program will continue to systematically offset the manto style mineralization intersected in the widely spread drilling while at the same time continue to drill test the array of geophysical anomalies.

To December 31, 2007 the Company has spent $2,775,679 Cdn in exploration costs.

Work Program for 2008

Drilling in 2006 and 2007 intersected widespread silver / lead and zinc mineralization along a major structure and hosted in limestones.  Two holes drilled in the fall of 2007 intersected massive sulphide.  Drilling is to continue to follow up on these significant intersections.

Given the strong intercept in Hole 20, and its location along the strong NW-trending Mag low-high anomaly, as well as the low-angle range bounding (thrust?) fault, it is proposed to start with 50metre drilling offsets of Hole 20.

It is important to emphasize that the massive sulphide hit in Hole 20 is distal CRD mineralization emplaced in a low-angle fault. If this interpretation is correct, and this structure is the one intersected in Holes 2, 14, 19, and 21 then we are beginning to see vectoring towards the east or northeast, or even northwest within the fault.  The Company has a number of geophysical targets selected that might tie in to this and they remain to be tested.

It is recommended that borehole Pulse EM be used as a targeting tool for tracing sulfide bearing zones at Cinco.  The timeframe would be to conduct the PEM survey during the first couple weeks of March. A few lines for ground gravity surveying will be tested  as a method of locating the buried intrusive source.  This will be depended on drill results.

CINCO DE MAYO	Units	Cost	Total

Land / Payments / Tax	x	x	287,180.60
Geology	30.00	600.00	18,000.00
Geophysics/BHG	5.00	2,500.00	12,500.00
Geochemistry			0.00
Geophysics/INTG	10.00	800.00	8,000.00
Labour/ Contract	100.00	250.00	25,000.00
Land Deals / Purchases	1.00	250,000.00	250,000.00
Drilling	8,000.00	185.00	1,480,000.00
GIS/Map/Processing	10.00	400.00	4,000.00
Ground Gravity	2,250.00	100.00	225,000.00
TOTAL			2,309,680.60

THE BATOPILAS (DON  FIPPI) PROPERTY

Certain disclosure in this section is based on a November 19, 2002 report entitled “The Geology and Exploration Potential of the Don Fippi Property, Batopilas District, Chihuahua, Mexico” prepared for the Company by Wendt.

Property Description and Location

The Don Fippi Property comprises seven exploration claims covering approximately 3,511 ha. in the Batopilas Mining District in southwestern Chihuahua State of Mexico (the “Don Fippi Property” or “Don Fippi”).

Don Fippi lies in the topographically rugged central spine of the Sierra Madre. The Don Fippi project area is roughly centred on the town of Batopilas which lies at the bottom of the deep canyon of the Rio Batopilas at about 600 metres elevation.

MAG
BATOPILAS PROJECT LOCATION
Legend
MAG Property
City
Mine
Road
El Paso
Cuidad Juarez
Bismark
Rio Grande
CINCO DE MAYO
CENTRAL BELT
BASIN AND RANGE
UNITED STATES OF AMERICA
SONORA
Ojinaga
16
Santa Eulalia
Chihuahua
Basaseachic
16
GUIGUI
BASIN AND RANGE
28°0'0"N
Naica
WESTERN SIERRA MADRE
45
COAHUILA DE ZARAGOZA
Cuidada Jimenez
San Francisco del Oro
Parral
BATOPILAS
Hidalgo del Parral
Gulf of California
SINALOA
DURANGO
SIERRA RAMIREZ
N
W
E
S
106°0'0"W
0 25 50 100 150 200 250
Kilometers

Figure 3. Batopilas Property, Chihuahua State, Location Map (December 20, 2007)

Accessibility, Climate, Local Resources, Infrastructure and Physiography

There is a good quality 70 kilometre unpaved road connecting Batopilas to the paved highway that leads to Creel and thence to the cities of La Junta, Cuauhtemoc and Chihuahua 300 kilometres to the east.  The main road runs along the river and is in very good condition through the town of Batopilas.  Conditions deteriorate south of the town, but the road is passable south to Satevo and west to Camuchin.  A few spur roads run from the main road to the area above the Porfirio Diaz Tunnel.  Access to the balance of the area is by foot or horseback.  Underground access is extensive through the Santo Domingo, San Miguel, Peñasquito and Pastrana mines.  The Porfirio Diaz Tunnel was caved, about 1.5 kilometres from the mine portal, but cleared by the Company in early 2007. The back 2.5 kilometres is now accessible. Both water and power are available at the property.
Ownership

Under the terms of a November 18, 2002 option agreement (the “Don Fippi Agreement”) between the Company, Lagartos and Minera Bugambilias, S.A. de C.V. (“Bugambilias”), Bugambilias granted to Lagartos an option (the “Don Fippi Option”) to acquire a 100% interest in the 3,547 hectare (8,765 acre) Don Fippi Property or “Batopilas” property as it is known.

On April 20, 2005 the Don Fippi Agreement was amended whereby the Company acquired a 100% interest in the Don Fippi Property through a one time final payment of 750,000 Common Shares and the grant of a 4.5% net smelter returns royalty to Bugambilias.  The purchase eliminated the Company’s prior obligations to make further cash payments of US$450,000, incur further work expenditures of approximately US$3,410,000 and issue 673,822 additional Common Shares under the original Don Fippi Agreement.

To December 31, 2007 the Company has incurred $1,422,672 Cdn in acquisition costs and $3,344,413 Cdn in exploration costs on the Don Fippi Property.

All properties acquired by Lagartos, Bugambilias or any of their affiliates within the borders of the Don Fippi Property became part of the Don Fippi Property and were included under the Don Fippi Agreement.

History

The Batopilas (Don Fippi) project area covers approximately 4,800 hectares and is centered on the historic Batopilas Silver District. High-grade native silver outcrops in the Batopilas district were discovered around 1630 and production records begin in 1632.  The Batopilas District is located deep within the famous Copper Canyon country of south western Chihuahua State. Batopilas produced an estimated 200-300,000,000 ounces of silver between 1632 and 1920 from ore shoots of very high grade crystalline native silver hosted in calcite veins.

The Company has generated the first modern detailed geological and structural map of the district and is combining it with a number of modern geophysical and geochemical exploration techniques to locate new ore shoots quickly and effectively.

Geological Setting

Regional Geology

The Batopilas District lies in the heart of the Sierra Madre Occidental magmatic province.  Geologically, this province consists of two thick Tertiary volcanic sequences deposited on a basement of Mesozoic sediments, metasediments, and intrusive rocks.  The two sequences are referred to as the lower volcanic complex and the upper volcanic complex.

The Batopilas veins are distinct from the other epithermal vein deposits of the region, which typically have a productive zone a few hundred metres high. The Batopilas silver veins were productive over a vertical interval of at least 700 metres and the bottom of the system has apparently never been reached.

Batopilas District Geology

Geologically, the Batopilas District lies in the Sierra Madre Occidental magmatic province, which is host to a multitude of epithermal gold-silver vein systems.

Batopilas District mineralization is hosted entirely within the lower volcanic complex which here consists of intermediate composition intrusive rocks, dominantly dacites and diorites, and extrusive rocks, dominantly andesite tuffs, flows and volcaniclastic sediments.  Rhyolite ash-flows of the upper volcanic supergroup form the prominent mesas that rim the canyon several hundreds to thousands of metres above the vein system.

Mineralization and Alteration

Batopilas District Silver Mineralization

Mineralization in the silver zone dominantly occurs in the Pastrana Dacite, but some occurs in the Tahonas Granodiorite and Dolores Microdiorite.  Pre-mineral quartz-porphyry and post-intra-mineral basalt dikes in veins are mineralized and locally altered to serpentinite.  Mineralization throughout the silver zone overwhelmingly consists of crystallized native silver in calcite gangue.  The silver ores were high grade, ranging from the Batopilas Mining Company’s 1880-1913 average direct-smelting grade of 8,000 g/T (257 oz/T) to extremely high-grade pods carrying up to 75% Ag.  The Batopilas Mining Company also produced a significant tonnage of “milling ore” grading 265 g/T (8.5 oz/T).  Oreshoots typically are 15 - 80 metres long, 0.5 - 4.6 metres wide (1 metre average) and up to 350 metres down plunge.  Shoots are connected by up to 90 metres of barren calcite veinlets, often only .1 - .3 mm wide.

Exploration

Exploration by Bugambilias

Bugambilias began its exploration with a comprehensive literature search and data acquisition phase.  The resulting data have been compiled, digitized and registered to a common UTM grid and elevation model.

Much of the historic data was incorporated into a mapping project conducted by Cascabel for the Mexican Mineral Resources Council (COREMI), now known as the Servicio Geologico Mexicano (SGM) (Mexican Survey) in 2000.

Very little in the way of geochemistry and geophysics have been done in the past and much of the future work will be to complete these efforts to define targets for future work.

Environmental Surveys

Old workings and prospect pits dot the surface of the Don Fippi Property.  Most dumps, and all tailings were originally deposited on the banks of the Rio Batopilas, and 80 years of flooding have long since carried them away.

No environmental surveys have been done in the district by Bugambilias.

Mineral Resource and Mineral Reserves

The Don Fippi Property remains at an early exploration stage.  No data has yet been generated from which to estimate resources and reserves.

Exploration Program and Techniques

In general, the proposed exploration program has the principal goal of determining whether new geologic information and modern geophysical, geochemical and remote sensing techniques can locate blind high-grade native silver pods.

A two-stage pre-drilling exploration program was undertaken in 2004 and 2005.  Phase I began with continued acquisition and compilation of available data for the district.  This included detailed structural analysis.  This was followed by detailed surface and underground geologic mapping and structural analysis.

The surface work was complemented by underground mapping and sampling.  Some areas in the district required and will require some minor mine rehabilitation and mucking out of minor caved areas to ensure access.  The Porforio Diaz Tunnel (“PDT”) was re-opened back to the Roncesvalles Fault zone to re-establish flow-through ventilation and allow the mine to “breathe” during the mapping and sampling program in and along the main PDT level. Examination of the upper levels along the Roncesvalles was carried out in 2006.

Work Program

Because of the necessity of developing an effective set of exploration techniques for this large and topographically challenging district, MAG in 2004 selected a limited area in the central part of the district for initial exploration based on a combination of favourable geology, surface and underground access.  The area lies in a largely unexplored area across a major fault (the “Roncesvalles Fault”) and near a heavily mined area with excellent underground access via the 2.4 kilometre long PDT.  The area is also accessible via one of the district’s few surface roads.

The Roncesvalles Fault was considered to have been a barrier to mineralizing fluids (several major veins were mined to it and stopped) despite the fact that numerous shallow Spanish colonial era workings occur beyond the structure.  In 2003 and 2004, MAG reopened and rehabilitated the PDT, performed extensive underground mapping and sampling and used the PDT for underground geophysical studies.  A simultaneous surface based mapping, sampling and NSAMT geophysical program was also executed and used as the basis for a district and detailed structural analysis of the area.

The combined results have indicated several zones within the “focus area” where structures are favourably oriented and strong NSAMT anomalies coincide with the most favourable structures.  Preliminary drilling targets were indicated by these studies, and drilling permits were obtained.  Detailed NSAMT work was completed in early 2005 to refine these anomalies prior to drilling.

A ten-hole 2500 metre drill program was initiated in the fall of 2005 to test preliminary drill targets and help refine the exploration methods MAG is developing to explore its land holdings at Batopilas.

MAG announced in January, 2006 that significant high-grade silver mineralization had been intersected in initial drilling at its 100% owned Batopilas Silver Project in Chihuahua State, Mexico. Hole 02 intersected the Don Juan with 1.70 metres (5.6 feet) of 2,358 grams per tonne silver (75.8 ounces per ton). The intersection is also described as part of a 3.0 metre (9.8 feet) zone locally rich in the silver bearing mineral acanthite (argentite).

A second intercept, with visible native silver, was intersected approximately 22 metres (72 feet) deeper and assayed 132 grams per tonne silver (4.2 ounces) over 1.70 metres (5.6 feet).  This is a 3.0 metre wide breccia zone with visible native silver and lead and zinc sulphides. The richest native-silver bearing 0.20 metre of this intercept ran 721 grams per tonne silver (23 ounces).

Three holes were drilled in the vicinity of Hole 02. All four intercepts define a vein exhibiting a distinct geochemical signature containing silver along with anomalous arsenic, molybdenum, cobalt, nickel, lead and zinc. Although the high grade intercept was not repeated, the new vein remains open along strike in both directions and at depth.

This occurrence was further evaluated during Phase Two drilling in the spring of 2007. The Don Juan zone is broadly coincident with the western limit of a well defined NSAMT geophysical anomaly and provides direct evidence to support using this same approach in other areas.

MAG completed Phase One of its Batopilas drilling program in April, 2006 at which time the rig was demobilized.  The rig was remobilized for the next phase of drilling in mid February 2007. A total of 12 holes were drilled for 3,025 metres.

The primary objectives of this program were threefold: to test the NSAMT geophysical method; to identify new structures previously not recognized; and to evaluate any mineralized structures identified. An additional benefit of this first program was to develop a geochemical database on the multi-element signature of classic Batopilas style mineralization. Two areas were selected for this first-stage evaluation: west of Roncesvalles Fault Zone and south of the San Martin Mine; and the north end of the historic Pastrana Vein that has not been worked since the 1860’s.

The first seven holes focused in the area of detailed NSAMT geophysics. Five of the holes tested a well defined NSAMT low resistivity zone and two holes targeted a NW trending structure hosting the San Martin Nuevo adit, a prospect containing native silver that was briefly worked in the early 1970’s.

The second hole, BA05-02, intercepted 1.7 metres of 2,357 grams per tonne Ag (75.8 opt) as well as a second 1.7 metre intercept further down the hole containing 132 grams per tonne Ag (4.2 opt). An undercut hole BA06-05 encountered 1.8 metres of 118 grams per tonne Ag (3.8 opt) forty metres below the high-grade intercept. Subsequently Hole BA06-06, located 40 metres to the north-northwest encountered 3.0 metres of 27 grams per tonne (0.9 ounces).  All three intercepts define a coherent north 07o  west striking, 78o southwest dipping vein that shows a distinct geochemical signature containing high silver along with anomalous arsenic, molybdenum and plus or minus anomalous cobalt and nickel.

The “Don Juan” vein has not been tested to the south-southeast and remains open along strike in both directions and at depth. It will be further evaluated during Phase Two drilling which was initiated in mid February 2007.

San Martin Nuevo Drilling

Two holes, BA05-03 and BA06-04 were designed to test the area around and beneath the San Martin Nuevo workings. These showed multiple intercepts of the signature Batopilas chemistry of Ag-As-Mo-Pb-Zn; however, the best intercepts encountered in this area were around 1.0 metre zones in the 11 to 40 gram per tonne Ag range, or roughly 0.4 to 1.3 ounce per tonne. This is consistent with the “poddy” nature of high-grade Batopilas ore.

Pastrana Drilling

Five holes BA06-08 through BA06-012 focused on the Pastrana Vein to evaluate this historic past producing structure beyond its productive zones. Drilling to date has identified the northern extension of Pastrana Vein with 4 intersections over a strike length of 140 metres and a vertical distance of 40 metres. The best intercept was in Hole 10 with 0.73 metres of 47 grams per tonne Ag (1.5 opt).

Other work in 2006/07 at Batopilas included: underground topographic surveys of the old workings; a detailed 590 line kilometre airborne geophysical survey focusing on delimiting structures over the entire 40 square kilometre land package (initiated in late February 2007); a detailed stream sediment and ridge and spur soil sampling program that focused on the signature multi-element suite defined during the drill program; and a detailed geological re-mapping of the entire project area.

This work was successful in identifying a number of important exploration control vectors at Batopilas that included a better understanding of the Lithological controls of the native silver mineralization, the structural history and structural ore host controls, the vein and structural geochemistry as well as the lateral and vertical metal zoning characteristics of the vein mineralization.

The net result of this work coupled with the results of the geochemical soil and silt program helped identify a number of targets.

These were identified as: the Dolores structure outside of the diorite to the north of Dolores mine; the Roncesvalles mine area to the north and at depth where it crosses Arroyo de las Minas; the Pastrana vein and offsets to the north; and the north side of Cerro de Las Animas including Animas Mine area. Further drilling is warranted where the Don Juan Vein is open in all directions with best drill section being the furthest south-southeast in the direction of significant past producing mines including Arbitrios and Todos Santos.

To December 31, 2007, approximately $4,76,085 has been spent on the Don Fippi Property.

Work Program for 2008

The exploration target continues to be high grade silver in veins as native silver and or acanthite. To test the new stratigraphic and structural model with a series of diamond drill holes at La Escondida, Las Animas and Santo Domingo.

The first drill targets will be around the Escondido slide block to test the Company’s deep vein hypothesis.  At least one of these holes will be targeted deep to pursue novel mineralization styles in proximity to the inferred intrusive center.  Subsequent targets will be tested in the Animas Ridge road area and the northern projection of the Santo Domingo vein swarm. The Company has located surface expressions of these structures with visible mineralization (galena) nearly 500 metres north of the Santo Domingo adit. The current plan is to establish 2 pads to allow us to drill across this set around 150 metres and 350 metres north of the northern limits of the historic mining.

Some drill roads were not completed at the end of the 2007 season. They will be continued on Animas Ridge in 2008. The main emphasis will be to extend road #1 to the point of the ridge and then to extend road #2 to cut the next hard rib where high silver geochemistry anomalies were found.  The Company is also recommending a borehole Pulse EM test survey in late March or early April. If the test yields positive results this will leave time to respond to the best PEM anomalies before to end of this drill program.

BATOPILAS	Units	Cost	Total

Land / Payments / Tax	x	x	3,047.80
Geology	45.00	450.00	20,250.00
Geophysics/BHG	5.00	2,500.00	12,500.00
Geochemistry	750.00	28.00	21,000.00
Trenching / Roads	4.00	30,000.00	120,000.00
Labour/ Contract	200.00	250.00	50,000.00
Rent bldg/ core	12.00	2,500.00	30,000.00
Drilling	3,500.00	190.00	665,000.00
GIS/Map/Processing	10.00	400.00	4,000.00
AEM			0.00
TOTAL			925,797.80

Staff Comment No. 2:

We note your response to our comment 5 regarding additional description of your mineral rights and properties. As your mineral interests are your primary assets, more information should be disclosed in regard to mining claims, exploration and exploitation concessions or other methods establishing your control of the mineral rights, surface lands, and access to these properties. The terms of mining claims, mineral concessions, exploration concessions, and exploitation concessions are sometimes used interchangeably, implying complete control, without describing other forms of surface ownership, such as farming, ranching, timber, or water interests which may compete for primacy at the same location. Please discuss these other considerations and clarify whether your mining properties consist of multiple concessions, listing them in a table, and provide the area of each concession with property totals. Please provide a draft of the pertinent sections you intend to insert into your 2007 40-F filing.

The Company’s response

In our 2007 Form 20F or equivalent document we propose to include the following general discussion of the Company’s mineral properties in advance of the detailed disclosure pertaining to the Company’s material properties:

Mineral Properties – General

All of the Company’s mining claims are located in Mexico and are issued by the Federal Government. As of the time of writing the Company does not own any surface lands on any of its properties other than the Juanicipio property, where some surface lands have been purchased overlying the Valdecañas and Juanicipio Veins.  These surface rights are held in the operating company Minera Juanicipio.  The Juanicipio project is operated by Peñoles, a major Mexican mining company.

The majority of the Company’s mineral properties are located in remote and relatively uninhabited areas.  There are currently no areas of interest to the Company within its mineral concessions that are overlain by significant habitation or industrial users.  Notwithstanding this there are potential overlapping surface usage issues in some areas.  Some surface rights are owned by local communities or “Ejidos” and some surface rights are owned by private ranching or dwelling interests.  The Company will be required to negotiate the acquisition of surface rights in those areas where it may wish to develop mining operations.  Exploration activities are not materially impacted by competing surface rights issues, although in some areas the Company has been required to negotiate compensation for surface rights holders in order to secure right of access.

In some of the more remote property locations the access to water, power and basic infrastructure is limited or non-existent.  Any mining operations undertaken in such areas will need to take the supply of such requirements into consideration.  For the Juanicipio, Cinco de Mayo and Batopilas properties the available supply or the ability to establish supply, of water, power and infrastructure is considered to be adequate or manageable.

Details of the acquisition terms and associated costs for all of the Company’s mineral properties may be found in Notes 7 and 8 of the Company’s 2007 audited financial statements.

A detailed discussion of the Company’s material mineral properties, Juanicipio, Cinco de Mayo and Batopilas, may be found in the preceding section of this document.

The table below (page 20) lists all of the Company’s federal mining claims for all of its properties. The concession types are identified by E – exploitation and X – exploration.

1.	Exploration: Labors and works performed on land aimed at identifying deposits of minerals or substances, as well as to of quantifying and evaluating the economically utilizable reserves they contain;
2.
Exploitation: Labors and works aimed at preparation and development the area comprised by the mineral deposit, as well as work aimed at detaching and extracting the minerals products or substances existing therein, and

3.
Beneficiation: The preparation, treatment, first hand smelting and refining of mineral products in any of their phases for the purpose of recovering or obtaining minerals or substances, as well as enhancing the concentration and purity of their contents.

To maintain 50 year Mining Concessions the Company must pay yearly taxes and file an annual work report. If the Company files for an extension before the term of the concession expires an additional 50 years can be granted.

The concessions listed in the following table are 100% owned by the Company with the exception of Juanicipio which has been ceded to Minera Juanicipio, thereby effecting a holding of 44% by the Company and 56% by Peñoles.

Closing Comments

Once again, in light of our proposed disclosure, I respectfully ask if we may apply these amendments to our disclosure prospectively in our filings for 2007.

MAG Silver Corp. hereby acknowledges once more that:

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

“Frank Hallam”

Frank R. Hallam, CFO
MAG Silver Corp.

CLAIM NUMBER	TYPE	FILE		TITLE	DATE	DATE	SURFACE	RIGHTS
	CONC.				STARTING	FINISHING	AREA	TO PAY 1/2008
								(PESOS)

MINERA LOS LAGARTOS S.A. DE C.V
TYPE CONC. LEGEND
X- Exploration, E-Exploitation

JUANICIPIO PROJECT
JUANICIPIO 1	X	8/	1-1706	226339	13-Dec-2005	12-Dec-2055	7,679.2106	52,833
							TOTAL:	52,833
BATOPILAS PROJECT
DON FIPPI	X	1/1/	1358	222629	3-Aug-2004	2-Aug-2054	3,160.5780	21,745
DON FIPPI FRAC. 1	E	10/	22430	TRAMITE			12.9315
DON FIPPI 2	E	16/	30103	215474	22-Feb-2002	21-Feb-2048	152.0234	4,354
DON FIPPI 3	E	16/	30953	215481	22-Feb-2002	21-Feb-2048	56.0000	1,604
DON FIPPI 4	E	16/	30952	217251	2-Jul-2002	1-Jul-2048	10.0000	142
SANTO DOMINGO	E	16/	29872	214671	30-Oct-2001	29-Oct-2046	26.6062	762
SAN MARTIN	E	16/	29873	214672	30-Oct-2001	29-Oct-2046	2.1536	62
PASTRANA	E	16/	31077	217467	16-Jul-2002	15-Jul-2048	82.6803	1,177
ANEXO A SAN MARTIN	E	16/	31801	220044	3-Jun-2003	2-Jun-2049	6.7443	96
TESCALAMA	E	16/	32058	220927	28-Oct-2003	27-Oct-2049	12.0000	171
ROSALINDA	E	16/	32057	220926	28-Oct-2003	27-Oct-2049	25.6222	365
							TOTAL:	30,478
GUIGUI PROJECT
GUIGUI	X	1-1.3/	938	217493	16-Jul-2002	15-Jul-2052	4,009.0334	57,089
GUIGUI 2	E	16/	27991	219640	28-Mar-2003	27-Mar-2050	489.1300	6,965
GUIGUI 3 FRAC. 1	E	16/	29944	219648	28-Mar-2003	27-Mar-2050	17.0200	242
GUIGUI 3 FRAC. 2	E	16/	29944	219649	28-Mar-2003	27-Mar-2050	1.5200	22
GUIGUI 4	E	16/	30320	219650	28-Mar-2003	27-Mar-2050	3.0000	43
EL FAISAN	X	1/1.3	1182	214631	26-Oct-2001	25-Oct-2051	16.0000	458
LOS ARENALES	X	1/1.3	1011	214622	26-Oct-2001	25-Oct-2051	18.0000	516
							TOTAL:	65,335
SIERRA DE RAMIREZ PROJECT
BUENOS AIRES	E	25/	31061	220223	25-Jun-2003	24-Jun-2050	4,443.4510	63,275
BUENOS AIRES 2	E	25/	31492	224623	25-May-2005	24-May-2055	11,044.0597	75,983
BUENOS AIRES 3	E	25/	32816	228842	9-Feb-2007	8-Feb-2057	10.0000	46
BUENOS AIRES 4	E	25/	32867	229714	8-Jun-2007	7-Jun-2057	62.0644	286
LA MIA	X	2/1.3	2081	218361	5-Nov-2002	4-Nov-2052	7.9641	113
LAS CUMBRES	X	9/	10299	147709	18-May-1967	17-May-2017	8.2731	834
EL TRIUNFO	X	9/	5853	170047	15-Mar-1982	14-May-2032	7.8098	787
LA AZTECA	X	9/	2125	167702	5-Dec-1980	4-Dec-2030	6.0000	605
AMPL. DEL FUNDADOR	X	9/	12803	163903	14-Dec-1978	13-Dec-2028	11.7929	1,189
EL CONSUELO	X	9/	9590	167701	5-Dec-1980	4-Dec-2030	12.0000	1,209
PLATEROS	X	9/	56	177825	29-Apr-1986	28-Apr-2011	2.0000	202
LA PUERTA	X	9/	10878	180619	13-Jul-1987	12-Jul-2037	3.0000	302
SAN PABLO	X	9/	1099	180584	13-Jul-1987	12-Jul-2037	4.0000	403
Sub Total								145,234
AREA "EL PAVO"
HERCULES	X	9/	11876	164365	7-May-1979	6-May-2029	14.8928	1505
UNIFICACION SANTA RITA	X	321.42	959	170680	11-Jun-1982	10-Jun-2032	24.3516	2460
LA CIMA	X	EXT	87	75632	1-Jan-1961	31-Dec-2014	9.7032	980
SAN ELOY	X	9/	2734	114713	10-Jun-1950	9-Jun-2000	18.9060	1910
SAN ELIGIO	X	25/	2148	104099	25-Jan-1994	24-Jan-2011	3.0000	303
EL TUNEL	X	25/	2151	105012	28-Mar-1944	27-Mar-2011	6.4504	652
UNIFICACION SAN PEDRO	X		958	170679	11-Jun-1982	10-Jun-2032	48.0242	4850
AMPL. DE LA ESCUADRA	X	9/	459	82608	27-Jan-1936	26-Jan-2011	11.0000	1111
UNIFICACION LA GARIFA	X		960	170596	2-Jun-1982	1-Jun-2032	52.1095	5263
SEGUNDA AMPLIACION DE LA ESCUADRA	X	25/	1	83962	25-Jun-1936	24-Jun-2011	4.1783	422
TERCERA AMPLIACION DE LA ESCUADRA	X	25/	1	88105	24-Jan-1937	25-Nov-1987	22.5652	2279
CUARTA AMPLIACION DE LA ESCUADRA	X			115235			4.0000	404
LA VIA	X	25/	2147	104098	25-Jan-1961	24-Jan-2011	21.0000	2121
LOS COLORADOS	X	25/	3161	115041	5-Jul-1950	4-Jul-2000	40.0000	4040
AMPLIACION NORTE DE VERDUN	X	25/	1	111892	23-Nov-1948	22-Nov-2011	4.9282	498
SAN LUIS	X	7/	8057	139973	21-Oct-1959	20-Oct-2011	8.0000	808
AMPLIACION DE VERDUN	X	2/	322.2-594	73731	11-May-1932	2-Jan-1982	5.2926	535
ARTURO	X	25/	2895	113690	9-Sep-1949	8-Sep-1999	8.8462	894
PROVIDENCIA	X			4118			3.0000	303
EL CAMBIO	X			4996			13.6137	1375
LA ESCUADRA	X			81507			12.3351	1246
GUADIANA	X			98321			8.3278	841
UNIFICACION SAN AGUSTIN	X	321.42/	957	170595	2-Jun-1982	1-Jun-2032	67.5088	6819
LA CHAPA	X	9/	1953	177824	29-Apr-1986	28-Apr-2036	20.6736	2088
LA LLAVE	X	9/	1952	103722	22-Dec-1943	21-Dec-2011	8.4385	852
Sub Total								44559
							TOTAL:	189,793
ADARGAS PROJECT
ADARGAS	E	16/	31647	218511	5-Nov-2002	4-Nov-2048	300.0000	8,926
ADARGAS 2	E	16/	32169	221710	17-Mar-2004	16-Mar-2050	527.0000	7,582
ADARGAS	E	16/	31653	218523	5-Nov-2002	4-Nov-2048	25.0000	745
							TOTAL:	17,253
CINCO DE MAYO PROJECT
DON JOSE	X	1	1300	222251	22-Jun-2004	21-Jun-2054	1,640.0000	23,354
DON JOSE II	X	1	1391	207171	8-May-1998	7-May-2048	2,462.9828	248,244
DON JOSE III	X	1	1492	224331	26-Apr-2005	25-Apr-2055	78.7872	542
DON JOSE III FRAC. 2	E	16/	24502	209293	30-Mar-1999	29-Mar-2049	32.7879	1,877
DON JOSE IV T-212524 PASO A	E	16/	24773	218474	31-Oct-2000	30-Oct-2006	348.5547	4,963
DON JOSE V	E	16/	24789	212878	13-Feb-2001	12-Feb-2046	47.7166	1,367
DON ROBERTO	X	1	1462	224252	22-Apr-2005	21-Apr-2055	453.4431	3,120
CINCO DE MAYO	E	16/	31459	216086	9-Apr-2002	8-Apr-2048	65.0000	1,862
DANIEL	E	16/	33396	229222	27-Mar-2007	26-Mar-2057	1,653.9137	7,608
DANIEL 1	E	16/	34715	229249	28-Mar-2007	27-Mar-2057	4.8630	23
INDEPENDENCIA	E	16/	34753	229744	13-Jun-2007	12-Jun-2057	17,096.9082	78,646
LA MARY	E	16/	35303	230455	4-Sep-2007	3-Sep-2057	12.0000	55
LA AMISTAD	E	16/	34983	230454	4-Sep-2007	3-Sep-2057	11.4935	53
EL PLOMO	E	16/	35374	230475	6-Sep-2007	5-Sep-2057	20.0000	92
							TOTAL:	371,806
LAGARTOS (ZACATECAS) PROJECT
LAGARTOS I	E	93/	26834	220667	9-Sep-2003	8-Sep-2050	11,206.7018	159,583
LAGARTOS II	E	93/	26857	221035	13-Nov-2003	12-Nov-2050	3,720.0000	52,973
LAGARTOS III	E	93/	26865	221355	27-Jan-2004	26-Jan-2052	36,995.1738	526,811
LAGARTOS IV	E	93/	26898	221805	26-Mar-2004	25-Mar-2052	63,184.3347	899,745
LAGARTOS V	E	93/	26951	222761	27-Aug-2004	26-Aug-2052	7,092.6638	48,798
LAGARTOS VI	E	93/	27344	228340	8-Nov-2006	7-Nov-2056	3,638.0752	16,735
LAGARTOS VII	E	93/	27345	224097	31-Mar-2005	30-Mar-2054	234.0000	1,610
LAGARTOS VIII	E	93/	27346	224098	31-Mar-2005	30-Mar-2054	540.0000	3,715
LAGARTOS 9	E	93/	27391	225009	6-Jul-2005	5-Jul-2054	8,000.0000	55,040
LAGARTOS X	E	93/	27998	228253	17-Oct-2006	16-Oct-2056	22,767.9220	104,732
LAGARTOS XI	E	93/	27611	PROPUESTO A TITULO			363.6348
LAGARTOS XII	E	93/	28006	228569	8-Dec-2006	7-Dec-2056	2,854.9938	13,133
LAGARTOS XIII	E	93/	27927	228633	15-Dec-2006	14-Dec-2056	12.5392	58
LAGARTOS XIV	E	93/	28056	228767	23-Jan-2007	22-Jan-2057	719.7292	3,311
GEMINIS XIII	E	93/	27357	224581	20-May-2005	19-May-2005	86.6423	596
GEMINIS XXIII	E	93/	27788	227962	15-Sep-2006	14-Sep-2056	94.3131	434
CUMBRES I	E	93/	27360	224582	20-May-2005	19-May-2055	331.6280	2,282
SAN MARTINITO	X	321.1/8	250	196156	16-Jul-1993	15-Jul-2043	12.0000	1,209
LA CONSTANCIA	X	8/1.3	1992	196319	16-Jul-1993	15-Jul-2043	25.9648	2,617
PAULINA	X	8/1.3	1157	217496	16-Jul-2002	15-Jul-2052	7.6958	110
LA CAMOCHA 2	E	93/	27397	224841	14-Jun-2005	13-Jun-2055	8.3405	57
LAS MARIAS	E	93/	25713	215229	14-Feb-2002	13-Feb-2052	73.5433	2,106
SAN MIGUEL	E	93/	25598	215509	22-Feb-2002	21-Feb-2052	16.1263	462
SAN FERNANDO	X	93/	11369	162437	12-Jun-1978		20.6911	2,085
AMPL. A SAN FERNANDO	X	93/	11501	162400	12-Jan-1978	11-Jan-2028	65.2211	6,574
PREDILECTA	X	93/	9747	164960	3-Aug-1979		32.0000	3,225
LAG	E	93/	27992	EN ESTUDIO TRABAJOS PERICIALES			2,468.7166
LAG F-1	E	93/	27992	EN ESTUDIO TRABAJOS PERICIALES			387.2650
LAG F-2	E	93/	27992	EN ESTUDIO TRABAJOS PERICIALES			1,813.5911
LAG F-3	E	93/	27992	EN ESTUDIO TRABAJOS PERICIALES			6.4567
LAG F-4	E	93/	27992	EN ESTUDIO TRABAJOS PERICIALES			8.4830
LAG F-5	E	93/	27992	EN ESTUDIO TRABAJOS PERICIALES			1.2925
LAG F-6	E	93/	27992	EN ESTUDIO TRABAJOS PERICIALES			8.8846
LAG F-7	E	93/	27992	EN ESTUDIO TRABAJOS PERICIALES			19.7332
LAG F-8	E	93/	27992	PROPUESTO A TITULO			3.8895
LAG F-9	E	93/	27992	EN ESTUDIO TRABAJOS PERICIALES			67.0928
LAGF-10	E	93/	27992	EN ESTUDIO TRABAJOS PERICIALES			95.6858
LAG F-11	E	93/	27992	EN ESTUDIO TRABAJOS PERICIALES			1.3324
LAG F-12	E	93/	27992	EN ESTUDIO TRABAJOS PERICIALES			1.0981
LAG F-13	E	93/	27992	EN ESTUDIO TRABAJOS PERICIALES			0.9569
LAG 5	E	93/	28235	230023	10-Jul-2007	9-Jul-2057	8,747.6164	40,239

							GRAND TOTAL:	2,675,738
(JANUARY 3, 2008 PESO TO U.S. DOLLAR EXCHANGE RATIO 11:1)							$US Total	243,249

Translations

EN ESTUDIO TRABAJOS PERICIALES – surveying and proof of work in process of being approved (first step of process).

PROPUESTO A TITULO – approved, proposed for titling (second step of process).

*Note:  We are in the process of researching these titles and would put updated title information in the final form of our 2007 disclosure.